CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Entergy Gulf States Louisiana, L.L.C. First Mortgage Bonds, 3.95% due October 1, 2020	$250,000,000	$17,825

(1)     Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2)     Pursuant to Rules 457(o) and 457(r) under the Securities Act of 1933, the registration fee was calculated based on the maximum aggregate offering price. Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $3,930 were previously paid with respect to unsold securities registered pursuant to a Registration Statement on Form S-3 (File No. 333-156435) filed by Entergy Gulf States Louisiana, L.L.C. on December 23, 2008, of which $3,930 remains available for future registration fees. Those fees have been carried forward for application in connection with offerings under the below-referenced Registration Statement. Pursuant to Rule 457(p) under the Securities Act of 1933, Entergy Gulf States Louisiana, L.L.C. has applied the $3,930 in remaining available funds to the registration fee due for this offering and transmitted an additional $13,895 to the SEC in connection with the filing of this prospectus supplement, for a total of $17,825 in connection with the securities offered hereby. This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in Entergy Gulf States Louisiana, L.L.C.'s Registration Statement on Form S-3 (File No. 333-169315-02), which was filed September 20, 2010 in Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Entergy Corporation on September 13, 2010.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-169315-02

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 20, 2010)

$250,000,000

Entergy Gulf States Louisiana, L.L.C.

First Mortgage Bonds,
3.95% Series due October 1, 2020

We are offering $250 million of our First Mortgage Bonds, 3.95% Series due October 1, 2020. We will pay interest on the bonds on April 1 and October 1 of each year. The first interest payment on the bonds will be made on April 1, 2011. We may redeem the bonds, in whole or in part, at any time prior to maturity, at the redemption prices described in this prospectus supplement.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our indenture of mortgage, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks. See "Risk Factors" on page 2 of the prospectus accompanying this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Proceeds to
		Underwriting	Entergy Gulf States
	Price to	Discounts and	Louisiana
	Public	Commissions	(Before Expenses)

Per bond	99.861%	0.650%	99.211%
Total	$249,652,500	$1,625,000	$248,027,500

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about October 1, 2010.

Joint Book-Running Managers

J.P. Morgan	BNY Mellon Capital Markets, LLC

Credit Suisse	KeyBanc Capital Markets

Co-Managers

Deutsche Bank Securities	Scotia Capital

Blaylock Robert Van, LLC	The Williams Capital Group, L.P.

September 27, 2010

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer or sale of the bonds in any jurisdiction where the offer or sale is not permitted.

TABLE OF CONTENTS

Prospectus Supplement

Page

Selected Financial Information	S-1
Use of Proceeds	S-2
Description of the Bonds	S-2
Underwriting	S-5

Prospectus
Risk Factors	2
About This Prospectus	2
Entergy Gulf States Louisiana, L.L.C.	2
Where You Can Find More Information	3
Ratio of Earnings To Fixed Charges	4
Use of Proceeds	4
Description of the New Bonds	4
Plan of Distribution	11
Experts	12
Legality	12

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from (1) our annual financial statements for the three-year period ended December 31, 2009, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2009 and (2) our unaudited financial statements as of and for the six months ended June 30, 2010, incorporated by reference in this prospectus supplement and the accompanying prospectus from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	June 30,	December 31,
	2010	2009	2008	2007
	(Dollars in thousands)

Income Statement Data:
Operating Revenues	$1,922,118	$1,844,386	$2,733,365	$3,534,612
Operating Income	333,467	290,435	243,718	383,546
Interest and Other Charges	110,993	114,816	126,760	155,881
Net Income	167,360	153,047	144,767	192,779
Ratio of Earnings to Fixed Charges(1)(2)	3.29	2.99	2.44	2.84

	As of June 30, 2010
	Actual
	Amount	Percent

Balance Sheet Data:
Preferred Membership Interests (without sinking fund)	$10,000	0.3%
Members'Equity	1,479,433	48.7
Accumulated Other Comprehensive Loss	(41,073)	(1.4)

Total Members'Equity	1,448,370	47.6
First Mortgage Bonds (including current maturities)(3)	1,332,120	43.8
Other Long-Term Debt	260,187	8.6

Total Capitalization	$3,040,677	100.0%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, "Earnings" represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments - net and (d) fixed charges, and "Fixed Charges" include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

(2)	The Ratio of Earnings to Fixed Charges for the six months ended June 30, 2010 was 3.12.

(3)	We intend to use all of the net proceeds we receive from this offering to repay a portion of our outstanding First Mortgage Bonds, and, as a result, this offering will not have a material effect on our capitalization. See "Use of Proceeds."

USE OF PROCEEDS

We estimate the net proceeds from the sale of the bonds will be approximately $247.8 million after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds we receive from the issuance and sale of the bonds, together with other available funds, (i) to repay prior to maturity our First Mortgage Bonds, 5.25% Series due August 1, 2015, which have an outstanding aggregate principal amount of $92.12 million, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon; (ii) to repay prior to maturity our First Mortgage Bonds, 4 7/8% Series due November 1, 2011, which have an outstanding aggregate principal amount of $200 million, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon; and (iii) to repay prior to maturity our First Mortgage Bonds, 5.70% Series due June 1, 2015, which have an outstanding aggregate principal amount of $40 million, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon. Pending the application of the net proceeds, we may invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

Interest, Maturity and Payment

We are offering $250 million of our First Mortgage Bonds, 3.95% Series due October 1, 2020. We will pay interest on the bonds on April 1 and October 1 of each year, beginning on April 1, 2011. Interest will accrue at the rate of 3.95% per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company ("DTC") or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date.

Interest on the bonds will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

Form and Denomination

The bonds will be issued in denominations of $1,000 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading "Description of the New Bonds - Book-Entry Only Securities."

Optional Redemption

At any time prior to July 1, 2020 (three months prior to the maturity date of the bonds), we may redeem the bonds, in whole or in part, at our option, on not less than 30 days'nor more than 60 days'notice, at a redemption price equal to the greater of (a) 100% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal of and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 0.25% plus accrued and unpaid interest thereon to the redemption date.

At any time on or after July 1, 2020, we may redeem the bonds, in whole or in part, at our option, on not less than 30 days'nor more than 60 days'notice, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the indenture, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our indenture including the bonds.

Certain Definitions

"Adjusted Treasury Rate" means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

"Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee is closed for business.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

"Comparable Treasury Price" means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

"Reference Treasury Dealer" means (1) J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount)

quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

Covenant as to Distributions

We will not enter into a covenant as to distributions with respect to the bonds; however, so long as the first mortgage bonds we have issued prior to the date hereof remain outstanding, holders of the bonds offered herein will indirectly benefit from our covenant relating to those outstanding first mortgage bonds to restrict our payment of cash distributions on our common membership interests in certain circumstances.

Issuance of First Mortgage Bonds

The bonds will be issued on the basis of available debt retirements. See "Description of the New Bonds - Issuance of Additional Bonds" in the accompanying prospectus.

Additional Information

For additional information about the bonds, see "Description of the New Bonds" in the accompanying prospectus, including:

1. additional information about the terms of the bonds, including security,

2. general information about our indenture and the trustee,

3. a description of certain restrictions contained in our indenture, and

4. a description of events of default under our indenture.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Principal
Name	Amount of Bonds

J.P. Morgan Securities LLC.	$50,000,000
BNY Mellon Capital Markets, LLC.	50,000,000
Credit Suisse Securities (USA) LLC.	50,000,000
KeyBanc Capital Markets Inc.	50,000,000
Deutsche Bank Securities Inc.	17,500,000
Scotia Capital (USA) Inc.	17,500,000
Blaylock Robert Van, LLC	7,500,000
The Williams Capital Group, L.P.	7,500,000

Total	$250,000,000

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the bonds directly to the public at the price to public set forth on the cover page hereof and may offer the bonds to certain securities dealers at such price less a concession not in excess of 0.40% of the principal amount of the bonds. The underwriters may allow, and such dealers may reallow certain brokers and dealers, a concession not in excess of 0.25% of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be $250,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We cannot assure you as to (1) the liquidity of any such market that may develop, (2) the ability of holders of bonds to sell their bonds or (3) the price at which the holders of bonds would be able to sell their bonds. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We do not intend to apply for listing of the bonds on any securities exchange or for inclusion of the bonds in any automated quotation system.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fourth business day (T+4) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or the next business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement or the next business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. The underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities. BNY Mellon Capital Markets, LLC, one of the underwriters, is an affiliate of the trustee under our indenture.

PROSPECTUS

FIRST MORTGAGE BONDS

ENTERGY GULF STATES LOUISIANA, L.L.C.
446 North Boulevard
Baton Rouge, Louisiana 70802-5717
(800) 368-3749

We -

may periodically offer our first mortgage bonds in one or more series; and

will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds -

will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You -

will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific information for those offerings and the specific terms of these first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See "Risk Factors" on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is September 20, 2010.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered (the "New Bonds"), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading "Risk Factors" as well as the factors listed under the heading "Forward-Looking Information," in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, each of which is incorporated by reference herein.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the United States Securities and Exchange Commission (the "SEC") as a majority-owned subsidiary of Entergy Corporation, which is a "well-known seasoned issuer", as defined in Rule 405 under the Securities Act of 1933 (the "Securities Act"). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading "Where You Can Find More Information" in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ENTERGY GULF STATES LOUISIANA, L.L.C.

We are a limited liability company organized under the laws of the State of Louisiana. We were originally incorporated under the laws of the State of Texas in 1925 and are the successor to Entergy Gulf States, Inc. ("EGSI"). EGSI was formerly named Gulf States Utilities Company. Our principal executive offices are located at 446 North Boulevard, Baton Rouge, Louisiana 70802. Our telephone number is 1-800-368-3749.

We are a public utility company engaged in the generation, distribution and sale of electric energy to approximately 379,000 customers in the State of Louisiana. We also purchase and retail natural gas to approximately 92,000 customers in the Baton Rouge, Louisiana area. All of our common membership interests are owned indirectly by Entergy Corporation. The other major public utilities owned by Entergy Corporation are Entergy Arkansas, Inc., Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc. and Entergy Texas, Inc. ("ETI"). Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, and Entergy Operations, Inc., a nuclear management services company.

We are subject to regulation by the Louisiana Public Service Commission (the "LPSC") as to electric and gas service, retail rates and charges, certification of generating facilities, power or capacity purchase contracts, depreciation, accounting and other matters involving our service territory, which is exclusively within Louisiana. We are also subject to regulation by the Federal Energy Regulatory Commission.

Effective December 31, 2007, pursuant to a jurisdictional separation plan, our predecessor, EGSI, reorganized into two vertically integrated utility companies - ETI and us. ETI now owns all of EGSI's distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of EGSI's 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to EGSI's utility operations in Texas. We own all of the remaining assets that were formerly owned by EGSI. On a book value basis, approximately 58.1% of the EGSI assets were allocated to us and approximately 41.9% were allocated to ETI.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading "Where You Can Find More Information" for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC's website located at (http://www.sec.gov). You may read and copy any document that we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to "incorporate by reference" the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1. our annual report on Form 10-K for the year ended December 31, 2009;

2. our quarterly reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

3. our current report on Form 8-K dated June 14, 2010 (filed June 18, 2010).

You may access a copy of any or all of these filings, free of charge, at our website, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Abuso
Assistant Secretary
Entergy Gulf States Louisiana, L.L.C.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-6755

You may also direct your requests via e-mail to dabuso@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Six Months Ended		Twelve Months Ended December 31,
June 30, 2010	June 30, 2009	2009	2008	2007	2006	2005

3.12	2.50	2.99	2.44	2.84	3.01	3.34

"Earnings" represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

Our ratios of earnings to fixed charges for the years ended December 31, 2005, 2006 and 2007, include the operations of Entergy Texas, Inc.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

General

We will issue the New Bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Indenture of Mortgage dated September 1, 1926, as supplemented and modified by the Seventh Supplemental Indenture dated as of May 1, 1946, as further supplemented and modified by supplemental indentures thereto and as to be further supplemented from time to time, under which The Bank of New York Mellon is successor trustee. This Indenture of Mortgage, as amended and supplemented, is referred to in this prospectus as the "indenture." All first mortgage bonds issued or to be issued under the indenture, including the New Bonds offered by this prospectus, are referred to herein as "bonds." All references to the New Bonds herein shall, unless the context otherwise requires, be deemed also to refer to each sub-series of the New Bonds if all are not issued as a single series.

The statements in this prospectus and any accompanying prospectus supplement concerning the New Bonds and the indenture are not comprehensive and are subject to the detailed provisions of the indenture. The indenture and a form of supplemental indenture are filed as exhibits to the registration statement of which this prospectus forms a part. You should read these documents for provisions that may be important to you. The indenture has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds. Wherever particular provisions or defined terms in the indenture are referred to under this heading "Description of the New Bonds," those provisions or defined terms are incorporated by reference in this prospectus.

Terms of Specific Series of the New Bonds

The prospectus supplement relating to each series of New Bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1. the designation, or name, of the series of New Bonds;

2. the aggregate principal amount of the series;

3. the offering price of the series;

4. the date on which the series will mature;

5. the rate or method for determining the rate at which the series will bear interest;

6. the date from which interest on the series accrues;

7. the dates on which interest on the series will be payable;

8. the prices and the other terms and conditions, if any, upon which we may redeem the series prior to maturity;

9. the applicability of the distribution covenant described below to the series;

10. the terms of an insurance policy, if any, that will be provided for the payment of the principal of and/or interest on the series;

11. the rights, if any, of a holder to elect repayment; and

12. any other terms of the series not inconsistent with the provisions of the indenture.

As of June 30, 2010, we had approximately $1,332.120 million principal amount of bonds outstanding.

Payment

The New Bonds and interest thereon will be paid in any coin or currency of the United States of America that at the time of payment is legal tender at the corporate trust office of the trustee in the Borough of Manhattan, City and State of New York. See "- Book-Entry Only Securities" for additional information relating to payment on the New Bonds.

Sinking Fund

The New Bonds will not be subject to any sinking fund, maintenance and improvement fund or other similar fund.

Redemption

The prospectus supplement for a particular series of New Bonds offered by this prospectus will contain the prices and other terms and conditions, if any, for redemption of that series prior to maturity.

Form and Exchange

The New Bonds will be fully-registered bonds without coupons. See "- Book-Entry Only Securities." The New Bonds will be exchangeable for other New Bonds of the same series, or if issued in sub-series, of the same sub-series, in equal aggregate principal amounts. Although the indenture permits us to charge up to $2 per bond in connection with exchanges and transfers, we presently do not intend to do so with regard to the New Bonds.

Security

The New Bonds, together with all other bonds outstanding now or in the future under the indenture, will be secured, equally and ratably by a valid and direct first mortgage lien on all our principal properties, except as stated below, subject only to:

1. the prior lien of the trustee for its compensation, expenses and liability,

2. such easements, leases, contracts, covenants, liens and other encumbrances and defects as are customarily encountered in comparable utility systems and are not of a character that would interfere materially with the use and operation of such properties,

3. current taxes,

4. other liens or encumbrances that are of a minor nature and that do not secure the payment of money, and

5. permitted encumbrances on our bondable property, franchises and permits.

There are excepted from the lien of the indenture: bills, notes, accounts receivable, cash, contracts, shares of stock, bonds, and notes, other evidences of indebtedness and other securities; merchandise held for sale; materials and supplies; fuel; aircraft, automobiles and trucks, etc.; oil, gas, and other minerals underlying mortgaged lands; office furniture, equipment and supplies; and certain other properties.

The indenture permits us to acquire bondable property subject to prior liens. The indenture contains provisions subjecting to the lien thereof all substitutions, replacements, additions, betterments, developments, extensions or enlargements of property owned by us on January 1, 2008 except property of the character expressly excepted and subject to certain limitations in cases of mergers and consolidations. To the extent such after-acquired property does not constitute a substitution, replacement, addition, betterment, development, extension or enlargement of mortgaged property owned by us on January 1, 2008, we may elect (but are not required) to subject such after-acquired property to the lien of the indenture.

Property Subject to Prior Liens

Property subject to any prior lien cannot constitute property additions for use as a basis for action or credit under the indenture, unless such lien is established as a refundable lien and

1. the principal amount of the outstanding indebtedness secured by such prior lien will not exceed 60% of the amount of the property subject thereto;

2. the total principal amount of the prior lien indebtedness to be outstanding will not exceed 15% of the total principal amount of the bonds then outstanding and bonds that we would then be entitled to have authenticated and delivered; and

3. the principal amount of prior lien indebtedness being established as refundable will not exceed 60% of available net additions.

Issuance of Additional Bonds

Additional bonds ranking equally and ratably with the New Bonds may be issued under the indenture, subject to the limitation that the aggregate principal amount of bonds at any one time outstanding shall not exceed $100 billion. Such additional bonds may be authenticated and delivered

1. in an aggregate principal amount not exceeding 60% of available net additions;

2. against the deposit of cash with the trustee; and

3. against the retirement of bonds and/or refundable indebtedness.

Cash we deposit with the trustee pursuant to clause (2) above may be withdrawn to the extent of 60% of available net additions or 100% of available debt retirements of bonds or refundable indebtedness.

As of June 30, 2010, we had approximately $1,418.880 million of available debt retirements, entitling us to issue approximately $1,152.350 million in principal amount of bonds on the basis of available debt retirements without an earnings coverage test, and we had approximately $2,420.308 million of available net additions, entitling us to issue approximately $1,452.185 million in principal amount of bonds on the basis of available net additions.

As a condition to the authentication and delivery of additional bonds, except on the basis of retirements of bonds or refundable indebtedness in certain cases, net earnings available for interest for 12 consecutive months within the 15 months immediately preceding the calendar month in which application for authentication and delivery of the bonds is made must have been at least twice the aggregate amount of the annual interest charges upon the outstanding bonds, the bonds then applied for, and any indebtedness to be outstanding secured by prior liens. Based upon the results of our operations for the twelve months ended June 30, 2010, if we were to make an application for authentication and delivery of bonds as of the date of this prospectus, solely based on the earnings coverage test (and, therefore, not taking into account the property additions and retired bond issuance limitations), we could issue approximately $2,850 million in principal amount of bonds, in addition to the amount of bonds then outstanding (assuming an interest rate of 4% for additional bonds). Such amount will be affected by the issuance of the New Bonds and the retirement of existing bonds with the proceeds of the New Bonds and by subsequent net earnings. New Bonds in a greater amount may also be issued for the refunding of outstanding bonds.

Other than the security afforded by the lien of the indenture and restrictions on the issuance of additional bonds described above, there are no provisions of the indenture that grant the holders of the bonds protection in the event of a highly leveraged transaction involving us.

Release and Substitution of Property

Properties subject to the lien of the indenture may be released against

1. the deposit of cash or, within certain limits, purchase money obligations and, in certain cases, governmental or municipal obligations;

2. the deposit of the proceeds under a prior lien;

3. available net additions; and

4. available debt retirements of bonds or refundable indebtedness.

No prior notice to bondholders is required in connection with releases but subsequent reports are required in certain cases. In the event of the sale, taking or release of all or substantially all of our bondable property not subject to any nonrefundable prior lien, the proceeds must be applied to the purchase or redemption of bonds or refundable indebtedness.

Covenant as to Distributions

The terms of certain of our outstanding series of bonds include our covenant to restrict our payment of cash distributions on our common membership interests in certain circumstances. Any distribution covenant applicable to a series of New Bonds will be described in the prospectus supplement relating to that series of New Bonds. There is no assurance that the terms of future distribution covenants, if any, will be the same as those applicable to our outstanding bonds.

Trustee

At stated intervals of not more than 12 months, the trustee is required to report to the bondholders certain events, if any have occurred, including any change in its eligibility or qualifications and, if the bonds are in default, the creation of or any change in its relationship to us that constitutes a conflicting interest. In certain cases the trustee is required to share the benefit of payments received as a creditor within three months prior to default. From time to time, we may maintain deposit accounts with, and borrow funds from, the trustee. The holders of a majority of the aggregate principal amount of the bonds may require the trustee to take certain action under the indenture, including the enforcement of the lien thereof, as further described under "- Defaults and Notice Thereof" below. Before acting, among other conditions, the trustee may require indemnification satisfactory to it.

Defaults and Notice Thereof

A default is defined as

1. a default in payment of principal of or premium, if any, when due;

2. a default for 30 days in payment of interest after due;

3. a default for 60 days in satisfaction of sinking and improvement fund obligations;

4. a default under the covenants, conditions and agreements contained in the indenture on our part for 90 days after notice by the trustee or the holders of 15% of the aggregate principal amount of the outstanding bonds;

5. certain events in bankruptcy, insolvency, receivership or reorganization proceedings; or

6. certain events relating to the continuance of unsatisfied judgments.

We are required to deliver annually to the trustee an officers' certificate stating whether or not, to the best of the knowledge of the signers, any default exists. The trustee is required to give certain notice to the bondholders after the occurrence of a default, if not cured, but the trustee is protected in withholding notice of defaults other than in the payment of principal, interest, or sinking and improvement fund or purchase fund installments, if it determines in good faith that the withholding of notice is in the interests of the bondholders.

Anything in the indenture to the contrary notwithstanding, the right of any bondholder to receive payment of the principal of and interest on the holder's bond on or after the due date of the bond as expressed in the bond or to institute suit for the enforcement of the payment on or after the due date of the bond is absolute and unconditional and will not be impaired or affected without the consent of the holder. Moreover, under most circumstances, the holders of a majority in aggregate principal amount of the bonds then outstanding have the right to require the trustee to proceed to enforce the lien of the indenture and direct and control the time, method and place of conducting any and all proceedings authorized by the indenture for any sale of the trust estate, the foreclosure of the indenture, or any other action or proceeding thereunder instituted by the trustee. The holders of not less than 75% of the aggregate principal amount of the bonds outstanding, including not less than 60% of each series of such bonds outstanding, may waive any past default, except for a default in the payment of principal of, premium, if any, or interest on the bonds.

Satisfaction and Discharge

If we should pay or provide for payment of the entire indebtedness on all bonds as the indenture provides and should pay all other sums due and payable under the indenture and should so request, the trustee will acknowledge satisfaction of the indenture and surrender the trust estate, other than cash for the payment of bonds, to us.

Modification or Amendment of Indenture

The indenture and the rights and obligations of both us and the bondholders may be modified with the consent of the holders of not less than 75% in aggregate principal amount of the outstanding bonds, including not less than 60% of each series affected, but no such modification shall

1. extend the maturity of any of the bonds or reduce the rate or extend the time of payment of interest on the bonds or reduce the amount of principal of the bonds, or reduce any premium payable on the redemption of the bonds, without the consent of the holder of each affected bond;

2. permit the creation of any lien, not otherwise permitted, prior to or on a parity with the lien of the indenture, without the consent of the holders of all the bonds then outstanding; or

3. reduce the above-described percentage of bondholders required to approve any such modification, without the consent of the holders of all the bonds then outstanding.

Merger and Sale of Assets

The indenture provides that we may consolidate with or merge into any other corporation or sell, convey, transfer or lease, subject to the lien of the indenture, all of the trust estate as, or substantially as, an entirety to any corporation lawfully entitled to acquire or lease and operate the same, provided, among other things, that such action shall be upon such terms as do not in any respect impair the lien and security of the indenture, and that the corporation resulting from such merger or consolidation or into or with which we merge, or the corporation that shall have received our properties and assets, shall assume by a supplemental indenture the due and punctual payment of the principal of and interest on all the bonds and the performance of the covenants and conditions for us to keep or to perform.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through The Depository Trust Company ("DTC"). Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC's nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants'accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the New Bonds within the DTC system must be made through participants, who will receive a credit for the New Bonds on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their New Bonds of a series, except if use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Bonds. DTC's records reflect only the identity of the participants to whose accounts such New Bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of New Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the indenture. Beneficial owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the New Bonds. If less than all of the New Bonds of a series are being redeemed, DTC's practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC's procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the New Bonds.

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC's practice is to credit participants'accounts upon DTC's receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event or if an event of default with respect to a series of New Bonds has occurred and is continuing, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered, those New Bonds will be issued in fully registered form without coupons;

a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters'compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Entergy Gulf States Louisiana, L.L.C.'s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Entergy Gulf States Louisiana, L.L.C.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph regarding the effects of the distribution of certain assets and liabilities to Entergy Texas, Inc. and Subsidiaries as part of a jurisdictional separation plan and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds offered hereby will be passed upon for us by Dawn Abuso, Esq., Senior Counsel - Corporate and Securities, of Entergy Services, Inc., New Orleans, Louisiana, as to matters of Louisiana law, and by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law. Certain legal matters with respect to the New Bonds will be passed on for any underwriters, dealers or agents by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP may rely on the opinion of Dawn Abuso, Esq., as to matters of Louisiana law relevant to its opinion.